(Formerly Cream Minerals Ltd.)

(An exploration stage company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in Canadian dollars)

(Unaudited)

Notice of Non-review of Interim Financial Statements

The attached condensed consolidated interim financial statements for the period ended September 30, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

2

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	September 30,	March 31,
	2013	2013

Assets

Current Assets
Cash	$ 2,401	$ 79,464
Short-term investments	--	100,043
Amounts receivable and prepaid expenses (Note 4)	13,487	47,428
Total Current Assets	15,888	226,935
Non-current Assets
Foreign value-added taxes recoverable	13,439	11,806
Equipment	3,076	8,888
Reclamation deposits	18,000	13,000
Total Non-current Assets	34,515	33,694
Total Assets	$ 50,403	$ 260,629

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$ 422,818	$ 221,072
Accounts payable, related parties (Note 7)	532,706	257,472
Total Liabilities	955,524	478,544

(Deficiency) Equity
Share capital (Note 9)	33,066,916	33,066,916
Warrant reserve	2,174,973	2,174,973
Share-based payments reserve (Note 9)	5,266,158	5,266,158
Deficit	(41,413,168)	(40,725,962)
Total (Deficiency) Equity	(905,121)	(217,915)
Total Liabilities and Equity	$ 50,403	$ 260,629

Going concern (Note 1)

Approved and authorized for issue on behalf of the board of directors on November 22, 2013 by:

/s/Ronald M. Lang	/s/Darryl Drummond
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2013	2012	2013	2012
Revenue
Interest	$ 8	$ 1,082	$ 261	$ 2,276
Gain on sale of mineral property	--	--	50,000	--
Total Revenue	8	1,082	50,261	2,276
Expenses
Consulting and directors fees	19,000	23,500	38,500	45,013
Exploration costs (Note 13)	193,495	208,554	265,624	353,860
Foreign exchange	142	1,575	913	(1,097)
General and administrative (Note 8)	16,031	31,380	9,862	90,323
Professional fees	63,986	47,316	94,688	81,746
Salaries and benefits	191,140	101,443	274,284	197,480
Shareholder communications	36,787	41,088	53,596	96,448
Share-based payments	--	--	--	3,811
Total Expenses	520,581	454,856	737,467	867,584
Net Loss and Comprehensive Loss for the Period	520,573	453,774	687,206	865,308

Loss per Share, Basic and Diluted	$ 0.00	$ 0.01	$ 0.00	$ 0.01

Weighted Average Number of Common Shares Outstanding – Basic and Diluted	155,340,582	154,984,604	155,340,582	153,807,362

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity

For the six months ended September 30, 2013 and 2012
(Expressed in Canadian dollars)

(Unaudited)

	Common Shares Without Par Value		Warrant Reserve	Share-based Payments Reserve	Deficit	Total (Deficiency) Equity
	Shares	Amount
Balance, March 31, 2012	152,642,916	$ 32,589,847	2,836,637	4,506,782	(38,765,013)	1,168,253
Warrants exercised	2,697,666	477,069	(72,419)	--	--	404,650
Share-based payments	--	--	--	3,811	--	3,811
Net loss for the period	--	--	--	--	(865,308)	(865,308)

Balance, September 30, 2012	155,340,582	33,066,916	2,764,218	4,510,593	(39,630,321)	711,406

Balance, March 31, 2013	155,340,582	33,066,916	2,174,973	5,266,158	(40,725,962)	(217,915)
Net loss for the period	--	--	---	--	(687,206)	(687,206)

Balance, September 30, 2013	155,340,582	$ 33,066,916	$ 2,174,973	$ 5,266,158	$ (41,413,168)	$ (905,121)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six months ended September 30,
	2013	2012

Cash provided by (used in):
Operations
Net (loss) for the period	$ (687,206)	$ (865,308)
Items not involving cash
Depreciation	5,812	13,029
Share-based payments	--	3,811
Foreign exchange	679	25,084
Changes in non-cash operating assets and liabilities
Amounts receivable and prepaid expenses	33,941	14,422
Foreign value-added taxes recoverable	(2,312)	459,320
Accounts payable and accrued liabilities	201,746	(41,585)
Accounts payable, related parties	275,234	206,823
Cash used in operating activities	(172,106)	(184,404)
Investing activities
Proceeds (purchase) of short-term investments	100,043	(99,571)
Interest on short-term investments	--	(1,357)
Reclamation bonds	(5,000)	--
Cash provided by investing activities	95,043	(100,928)
Financing activities
Common shares	--	404,650
Cash provided by financing activities	--	404,650

(Decrease) increase in cash during the period	(77,063)	119,318

Cash, beginning of the period	79,464	292,501

Cash, end of the period	$ 2,401	$ 411,819

Supplemental information

Interest paid	$ --	$ --
Income taxes paid	$ --	$ --
Non-cash portion of warrants exercised	$ --	$ 72,419
Non-cash portion of options exercised	$ --	$ --
Finders’ shares issued	$ --	$ --

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

Agave Silver Corp. (the “Company”, formerly Cream Minerals Ltd.) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Mexico and Canada.

The Company’s head office, principal address and registered and records office is #1601-675 West Hastings Street, Vancouver, B.C., Canada, V6B 1N2.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for exploration and evaluation assets are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed consolidated interim financial statements.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Certain disclosures that are required to be included in the annual financial statements prepared in accordance with IFRS are not included in these interim financial statements. These statements should be read in conjunction with the consolidated financial statements for the year ended March 31, 2013.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s March 31, 2013 consolidated annual audited financial statements.

7

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (Continued)

(c)	Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., a Mexican corporation. The subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtained control, and will continue to be consolidated until the date that such control ceases. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies. All intercompany transactions and balances were eliminated on consolidation.

(d)	Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these condensed consolidated interim financial statements. The application of these standards, amendments and interpretations did not have a material impact on the results and financial position of the Company.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures. Adoption of the standards had no material impact on these financial statements.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Adoption of the standard had no material impact on these financial statements.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method. Adoption of the standard had no material impact on these financial statements.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. Adoption of the standard had no material impact on these financial statements.

8

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (Continued)

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing April 1, 2013. Adoption of the standard had no material impact on these financial statements.

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include the elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income.

The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 had no material impact on these financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. Adoption of the standard had no material impact on these financial statements.

(e)	Changes in Accounting Standards Not Yet Adopted

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments.

9

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

2.	Significant Accounting Policies (Continued)

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligation event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity that described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.

3.	Investment in Associate

The Company holds a one third interest in Quorum Management and Administrative Services Inc. (“Quorum”), a private company incorporated for the purpose of administering cost sharing between the Company and two other public companies related through directors in common. Under the terms of the Quorum cost sharing agreement all three companies are joint and severally liable for Quorum’s obligations.

Quorum provided services on a full cost recovery basis until August 31, 2012. In September 2012, the Company took over the services that were provided by Quorum. The three public companies have deferred dissolving Quorum and intend to maintain Quorum as inactive.

4.	Amounts Receivable and Prepaid Expenses
	September 30,	March 31,
	2013	2013
Harmonized Sales Tax receivable	$10,813	$30,268
Prepayments and amounts receivable	2,674	17,160
Total	$13,487	$47,428

5.	Exploration and Evaluation Assets

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 13. The Company’s exploration and evaluation assets as at September 30, 2013 and March 31, 2013 were Nil.

(a)	Goldsmith and Lucky Jack Properties, British Columbia, Canada

The Company held a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia. The property was written down to $Nil as there were no future plans to continue with exploration. During the six months ended September 30, 2013 the claims comprising the Goldsmith and Lucky Jack properties were returned to the respective optionors.

10

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

5.	Exploration and Evaluation Assets (Continued)

(b)	Manitoba Properties

(i)   Stephens Lake and Stephens Trout Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims. The property was written down to $Nil as there were no future plans to continue with exploration.

(ii) Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba. The property was written down to $Nil as there were no future plans to continue with exploration. During the six months ended September 30, 2013, the Company sold the property for $50,000.

(iii)	Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target. The property is located approximately 30 km north east of Flin Flon, Manitoba.

In November 2012 the Company elected not to make the required CDN $20,000 option payment and issue 80,000 common shares to the optionor. Title to the Blueberry Property has since been transferred to the optionor. In addition, title to the Blue 1 to Blue 4 claims which were staked following the optioning of Blueberry have also been assigned to the optionor as these claims were appended to the original option agreement.

(c)	Kaslo Silver Property, Kaslo, British Columbia, Canada

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones. The Company has completed a review of geological data compiled to date, and a property site visit was done during the year ended March 31, 2013. In the year ended March 31, 2012, the property was written-down to $Nil as there had been no plans at that time to continue with exploration.

(d)	Nuevo Milenio Property, Nayarit, Mexico

The Company’s subsidiary holds a 100% interest in the Nuevo Milenio property located in Nayarit, Mexico. Annual property license fees payable to the Mexican government for the Nuevo Milenio property are approximately $50,000. In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property for the foreseeable future and as a result the property exploration costs were written down. As at September 30, 2013 the Company’s title to the Nuevo Milenio property is in good standing.

11

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

6.	Accounts Payable and Accrued Liabilities

	September 30, 2013	March 31, 2013
Trade payables	$ 270.449	$ 188,439
Accrued liabilities	152,369	32,633
Totals	$ 422,818	$ 221,072

7.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company was as follows for the six months ended September 30, 2013 and 2012:

	Six months ended September 30,
	2013	2012
Agave Silver Corp. Salaries and benefits*	$ 238,797	$ 136,327
Directors fees (1) Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	38,500 45,000	43,250 60,000

*A portion of these salaries and benefits were paid through Quorum (see next table).

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits and share-based payments have been recorded as exploration costs related to the Nuevo Milenio project.

Related party transactions for the six months ended September 30, 2013 and 2012 paid through Quorum, and related party balances as at September 30, 2013 and September 30, 2012 were as follows:

	Six months ended September 30,
	2013	2012
Exploration and evaluation costs	$ --	$ 144
General and administration	(26,028)	58,065
Salaries and benefits	(10,217)	148,412
Shareholder communications	--	2,697
Quorum’s related party transactions (a)	$ (36,245)	$ 209,318

12

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

7.	Related Party Transactions and Balances (Continued)

Balances at:	September 30, 2013	March 31, 2013
Payables: Quorum (a) Lang Mining Corporation (b) Directors and Officers (c)(d)	$ 65,721 88,000 378,985	$ 102,472 -- 155,000

(a)	Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each; by the Company and two other public companies with common directors. Quorum provided services on a full recovery basis to the various entities sharing office space with the Company until August 31, 2012.

(b)	Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, who was a former director and Chairman of the Company, and owned 17.11% of the Company as at September 30, 2013. Ronald Lang, the President and CEO of Agave, and the son of Frank A. Lang, is President of Lang Mining. Lang Mining provided the Company with a non-interest bearing loan, with no specified terms of repayment.

(c)	The directors and officers balance includes fees and expenses owing to directors and officers including any salaries accrued to the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

(d)	On September 27, 2013, the number of directors of the Company was fixed at three and Ronald Lang, Benjamin Ainsworth and Dr. Darryl Drummond were elected as directors.

8.	Expenses by Nature

Included in general and administrative expenses are the following:

	Six months ended September 30,
	2013	2012
Depreciation	$ 1,489	$ 1,489
Office and administration*	8,373	88,834
Totals	$ 9,862	$ 90,323

*Accruals for office and administration expenses provided by Quorum related to prior periods were adjusted in this period.

9.	Share Capital

Authorized

Unlimited number of common shares without par value.

Issued and Fully Paid

155,340,582 common shares at September 30, 2013 (March 31, 2013 – 155,340,582).

13

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

9.	Share Capital (Continued)

Stock options

On September 27, 2013 the shareholders approved an amendment to the Company’s stock option plan (“the Plan”) to change the number of shares in respect of which options may be granted thereunder from 10% of the issued and outstanding shares of the Company to a maximum of 2,723,500 shares of the Company (on a post-Share Consolidation basis). The Plan provides for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 10 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

During the six months ended September 30, 2013, the Company granted Nil (September 30, 2012 -Nil) stock options. The following table summarizes information on stock options outstanding at September 30, 2013:

Exercise Price	Number Outstanding and Exercisable	Average Remaining Contractual Life
$0.12 $0.38 $0.22 $0.23 $0.16	1,560,000 5,375,000 600,000 500,000 1,200,000	0.37 years 2.43 years 2.67 years 2.67 years 2.73 years
	9,235,000	2.15 years

A summary of the changes in stock options for the six months ended September 30, 2013 and the year ended March 31, 2013 is presented below:

	Number of Shares	Weighted Average Exercise Price ($)
Balance, March 31, 2012	11,386,500	0.32
Expired	(1,151,500)	0.50
Cancelled/forfeited	(1,000,000)	0.38
Balance, fully vested and exercisable at March 31 and September 30, 2013	9,235,000	0.29

Warrants

As at September 30, 2013, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
24,114,000	$0.10	December 20, 2013
13,036,000	$0.24	December 20, 2013
37,150,000

14

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

9.	Share Capital (Continued)

A summary of the changes in warrants for the six months ended September 30, 2013 and the year ended March 31, 2013 is presented below:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, March 31, 2012	50,408,500	0.22
Exercised	(2,697,666)	0.16
Repriced and Extended	(24,114,000)	0.24
Repriced and Extended	24,114,000	0.10
Expired	(10,560,834)	0.19
Balance, March 31 and September 30, 2013	37,150,000	0.15

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 24,114,000 warrants from $0.24 to $0.10 and extended the exercise period from December 21, 2012 to December 20, 2013. The expiry date of an additional 13,036,000 warrants held by insiders were extended from December 21, 2012 to December 20, 2013. The warrant modification has been valued at $166,320, using the Black-Scholes model with the following assumptions: stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02.

10.	Segmented Information

Operating Segments

The Company has one operating segment, which is the exploration and evaluation of mineral properties.

Geographic Segments

The Company’s principal operations are carried out in Canada and Mexico. The majority of investment income is earned in Canada. Segmented assets by geographical location are as follows:

Statement of Financial Position September 30, 2013	Canada	Mexico	Total
Total Assets	$ 33,987	$ 16,416	$ 50,403
Current Assets	$ 12,911	$ 2,977	$ 15,888
Long-term Assets	$ 21,076	$ 13,439	$ 34,515

15

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

10.	Segmented Information (Continued)

Statement of Financial Position March 31, 2013	Canada	Mexico	Total
Total Assets	$ 214,465	$ 46,164	$ 260,629
Current Assets	$ 196,901	$ 30,034	$ 226,935
Long-term Assets	$ 17,564	$ 16,130	$ 33,694

Segmented expenses by geographical location are as follows:

Six months ended September 30, 2013	Canada	Mexico	Total
Exploration and evaluation costs	$ 46,060	$ 219,564	$ 265,624
Other expenses	471,843	--	471,843
Total expenses	$ 517,903	$ 219,564	$ 737,467

Six months ended September 30, 2012	Canada	Mexico	Total
Exploration and evaluation costs	$ 178,800	$ 175,060	$ 353,860
Other expenses	513,724	--	513,724
Total expenses	$ 692,524	$ 175,060	$ 867,584

11.	Financial Instruments and Risk Management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. Cash, short-term investments and marketable securities are designated as fair value through profit or loss and are measured at fair value. Amounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and accounts payable, related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s amounts receivable and prepaid expenses approximate their carrying values at September 30, 2013, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated statements of financial position as at September 30, 2013 and March 31, 2013 and categorized into levels of the fair value hierarchy:

		September 30, 2013		March 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	Value	Value	Value	Value
Cash	1	$2,401	$2,401	$79,464	$79,464
Short-term investments	1	--	--	100,043	100,043
Amounts receivable and prepaid expenses	1	13,487	13,487	47,428	47,428
Accounts payable and accrued liabilities	2	422,818	422,818	221,072	221,072
Accounts payable, related parties	2	532,706	532,706	257,472	257,472

There were no transfers from levels or change in the fair value measurements of financial instruments for the periods ended September 30, 2013 and March 31, 2013.

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AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (Continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the financial position date under its financial instruments is summarized as follows:

	September 30, 2013	March 31, 2013
Amounts receivable
Due within 90 days	$ 11,813	$ 33,283
Cash	2,401	79,464
Short-term investments	--	100,043
	$ 14,214	$ 212,790

Substantially all of the Company’s cash is held with major financial institutions in Canada and management believes the exposure to credit risk with such institutions is not significant. The financial assets that potentially subject the Company to credit risk are any receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. In the six months ended September 30, 2013, no material provision has been recorded in respect of impaired receivables. The Company’s maximum exposure to credit risk as at September 30, 2013 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. During the year ended March 31, 2013, the Company issued 2,697,666 common shares for gross proceeds of $404,650, from the exercise of warrants. The Company’s subsidiary received $464,432 in foreign value-added taxes during the year ended March 31, 2013. During the six months ended September 30, 2013, the Company received $50,000 for the sale of the Wine Property, Manitoba and an $88,000 non-interest bearing loan from Lang Mining to help fund operations. Further information regarding liquidity risk is set out in Note 1. The Company’s financial assets are comprised of its cash, short-term investments, marketable securities, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at September 30, 2013 and March 31, 2013 are summarized as follows:

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AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (Continued)

	September 30, 2013	March 31, 2013
Cash Short-term investments	$ 2,401 --	$ 79,464 100,043
Amounts receivable - Within 90 days or less	11,813	33,283
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less Due to related parties with contractual maturities - Within 90 days or less	(422,818) (532,706)	(221,072) (257,472)

Interest rate risk

The Company has no significant exposure at September 30, 2013 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At September 30, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	September 30, 2013	March 31, 2013
U.S. Dollars
Cash	$ 1,313	$ 3,762
Accounts payable and accrued liabilities	(39,030)	(17,777)
Mexican Pesos
Cash	861	27,102
Value-added taxes recoverable	13,439	11,806
Accounts payable and accrued liabilities	(139,909)	(3,219)

Based on the above net exposures at September 30, 2013, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $3,772 (March 31, 2013 - $1,402) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $12,561 (March 31, 2013 – $3,569) in the Company’s loss from operations.

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AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (Continued)

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at September 30, 2013. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company. As at September 30, 2013 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

12.	Management of Capital

The Company defines capital that it manages as equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

	September 30, 2013	March 31, 2013
Equity (deficiency) is comprised of:
Share capital	$ 33,066,916	$ 33,066,916
Warrant reserve	2,174,973	2,174,973
Share-based payments reserve	5,266,158	5,266,158
Deficit	(41,413,168)	(40,725,962)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular. Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt. There were no changes in the Company’s approach to capital management during the six months ended September 30, 2013. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

19

AGAVE SILVER CORP.

(Formerly Cream Minerals Ltd.)

(An exploration stage company)

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2013 and 2012

(Expressed in Canadian dollars)

(Unaudited)

13.	Exploration and Evaluation Costs

Six months ended September 30, 2013	Kaslo Silver Property, British Columbia	Nuevo Milenio Property, Mexico	Total September 30, 2013
Incurred during the year
Geological and geophysical	$ --	$ 57,002	$ 57,002
Site activities	1,060	206,486	207,546
Travel and accommodation	--	1,076	1,076
Total Expenses September 30, 2013	$ 1,060	$ 264,564	$ 265,624

Six months ended September 30, 2012	Kaslo Silver Property, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total September 30, 2012
Incurred during the period
Assays and analysis	$ --	$ --	$ 909	$ 909
Geological and geophysical	5,600	3,900	184,929	194,429
Site activities	2,521	35	142,042	144,598
Travel and accommodation	--	--	13,924	13,924
Total Expenses September 30, 2012	$ 8,121	$ 3,935	$ 341,804	$ 353,860

14.	Subsequent Events

On, or effective, October 3, 2013:

•	The Company completed a share consolidation on the basis of ten pre-consolidation common shares for one post-consolidation common share and changed its name to Agave Silver Corp.

•	The Company closed the first tranche of a non-brokered private placement of units of the Company at a price of $0.10 per Unit (post-consolidation) by issuing an aggregate of 6,000,000 Units for gross proceeds of $600,000. Each unit is comprised of one common share of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 for a term of two years after the closing of the Private Placement. The non-interest bearing loan as at September 30, 2013 from Lang Mining was applied towards private placement subscriptions.

•	Michael O’Connor resigned as President and CEO of the Company, and Ronald Lang has been appointed as the new President and CEO.

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